

VIA FACSIMILE AND U.S. MAIL

July 21, 2006

Terry S. Lisenby
Chief Financial Officer
Nucor Corporation
2100 Rexford Road
Charlotte, North Carolina 28211

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended April 1, 2006**
> **File No. 1-4119**

Dear Mr. Lisenby:

We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

1. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1. You indicate that revenue is recognized when title passes to the customer, *which is principally upon shipment*. Tell us supplementally and revise future filings to clarify under what facts and circumstances you recognize revenue other than upon shipment. With reference to whether your stated shipping terms are FOB shipping point or FOB destination, please disclose why revenue recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13.

<u>FORM 10-Q FOR THE PERIOD ENDED APRIL 1, 2006</u>

<u>2. Financial Statement Revision, page 6</u>

2. We note that you have revised your prior year amounts to present variable rate demand notes as short term investment instead of cash equivalents. Given the quantitative significance of the revisions to your balance sheet caption cash and cash equivalents as of December 31, 2005 and cash flows from investing activities for the year ended December 31, 2005, please amend your Form 10-K for the year ended December 31, 2005 to appropriately revise your balance sheet and statement of cash flows.

3. We remind you that when you file your restated Form 10-K/A you should appropriately address the following:
    - full compliance with APB 20, paragraphs 36 and 37,
    - fully update all affected portions of the document, including MD&A,
    - updated Item 9A disclosures should include the following:
        o a discussion of the restatement and the facts and circumstances surrounding it,
        o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
        o changes to internal controls over financial reporting, and
        o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-K.
    - updated certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief